SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

May 29, 2015

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM THREE OF THE AGENDA

(Resolve on the proposal for application of results)

Considering that:

Portugal Telecom, SGPS S.A.’s net loss for the year ended on December 31, 2014 amounted to 175,082,979 Euros;

The following proposal is hereby presented for approval in this General Meeting of Shareholders:

That the net loss for the year ended on December 31, 2014, in the amount of 175,082,979 Euros, be transferred to retained results.

Lisbon, May 11, 2015

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

May 29, 2015

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 5 OF THE AGENDA:

(To deliberate on the ratification of the approval of new members and the appointment of the new Chairmen of the Board of Directors and of the Audit Committee for the remaining of the three-year period 2012-2014)

Considering that:

1 — The Board of Directors has resolved, pursuant to article 393, paragraph 3, sub-paragraph b) of the Portuguese Companies Code, to appoint as directors of the Company, in order to fill vacant positions, the following directors:

A)           Rolando António Durão Ferreira de Oliveira e Francisco Ravara Cary (appointment resolved in the meeting of the Board of Directors held on September 16, 2014);

B)           Marco Norci Schroeder e Eurico de Jesus Teles Neto (appointment resolved in the meeting of the Board of Directors held on October 16, 2014);

C)           Jorge Telmo Maria Freire Cardoso (appointment resolved in the meeting of the Board of Directors held on November 5, 2014);

D)           João Manuel Pisco de Castro (appointment resolved in the meeting of the Board of Directors held on march 17, 2015);

2 - The Board of Directors has resolved, pursuant to article 393, paragraph 4 of the Portuguese Companies Code, to appoint as a member of the Audit Committee the following director:

Alfredo José Silva de Oliveira Baptista (appointment resolved in the meeting of the Board of Directors held on November 14, 2014).

3 — The Board of Directors has resolved, in the meeting held on September 16, 2014, to appoint the Director João Manuel de Mello Franco, as chairman of the Board of Directors and in the meeting held on November 14, 2014, to appoint the Director José Guilherme Xavier de Basto as Chairman of the Audit Committee.

The Board of Directors hereby proposes:

The ratification of the approval of the Directors Rolando António Durão Ferreira de Oliveira, Francisco Ravara Cary, Marco Norci Schroeder, Eurico de Jesus Teles Neto, Jorge Telmo Maria Freire Cardoso and João Manuel Pisco de Castro for the remaining of the three-year period 2012-2014.

The ratification of the appointment of the Director Alfredo José Silva de Oliveira Baptista as a member of the Audit Committee for the remaining of the three-year period 2012-2014.

The ratification of the appointment of the Directors João Manuel de Mello Franco and José Guilherme Xavier de Basto as Chairman of the Board of Directors and Chairman of the Audit Committee, respectively for the remaining of the three-year period 2012-2014.

Lisboa, May 7, 2015

The Board of Directors,

Annual General Meeting of Shareholders of Portugal Telecom, SGPS S.A.

29 may 2015

Proposal regarding item Six of the Agenda

Partial Amendment of the Articles of Association

Considering:

• The changes in the activity of Portugal Telecom, SGPS S.A. (“Company”); and,

• The advantages of adopting, within the scope of such new reality, the classic model of corporate governance, including a board of directors, a fiscal council and a statutory auditor;

The shareholders identified at the end hereof propose the Amendment of articles 1, 2, 4, 5, 7, 10, 11, 12, 13, 15, 16, 17, 18, 20, 23, 24, 26, 27, 28, 29 and 30 to 35 and the title of section IV of chapter III of the Company’s Articles of Association, as follows:

•                                          Amend article one by changing its sole paragraph:

ARTICLE ONE

[…]

The company shall be a public limited company with the name of PHarol, SGPS S.A.

•                                          Amend article two, paragraphs 1 and 2:

ARTICLE TWO

[…]

1.                                      The company’s registered offices shall be in Rua Carlos Alberto da Mota Pinto, 17, floor 7-A, 1070-313 Lisbon, and its duration shall be unlimited.

2.                                      By resolution of the Board of Directors, the Company may relocate its registered office to any location within the national territory and establish and maintain, at any location within or outside the national territory, agencies, delegations or any other form of representation.

•                                          Amend article four, paragraphs 2 and 3:

ARTICLE FOUR

[…]

1.                                      […].

2.                                      The share capital is represented by eight hundred and ninety six million, five hundred and twelve thousand and five hundred shares, with par value of three Euro cents each.

3.                                      The Board of Directors may, with the favourable opinion of the Fiscal Council, increase the share capital, on one or more occasions, through capital contributions in cash up to Euro 15,000,000, after a resolution has been passed at the General Meeting of Shareholders fixing the parameters to which such share capital increase or increases shall be subject.

4.                                      […]

•                                          Amend article five, by changing its title and sole paragraph:

ARTICLE FIVE

Share Classes

The Company has only common shares.

•                                          Amend article seven, by removing its paragraph 2 and amending its sole paragraph:

ARTICLE SEVEN

[…]

In the event of an increase in share capital, based on the entry of fresh capital, current company shareholders at the time of the resolution shall enjoy preference over non shareholders in subscribing for new shares.

•                                          Amend article ten by changing its sole paragraph:

ARTICLE TEN

[…]

The Corporate decision-making entities are the General Meeting of Shareholders, the Board of Directors, the Fiscal Council and the Statutory Auditor.

•                                          Amend article eleven, paragraphs 1 and 3:

ARTICLE ELEVEN

[…]

1. Without prejudice to no. 3 of this article, members of the board of the General Meeting, the Board of Directors and the Fiscal Council as well the Statutory Auditor are elected for a three year period at the General Meeting, of Shareholders and may be re-elected, one or more times, in accordance with the applicable legal limitations.

2.                                      […].

3. The Statutory Auditor is elected at the General Meeting of Shareholders pursuant to a proposal of the Fiscal Council.

•                                          Amend article twelve, paragraph 1, subparagraph b):

ARTICLE TWELVE

[…]

1. Shareholders are required:

a) […];

b) to notify the Board of Directors of the occurrence of any of the situations foreseen in article nine and in number eleven to article thirteen;

c) […];

d) […].

2. [...].

3. […]

4. […]

•                                          Amend article thirteen, paragraph 5:

ARTICLE THIRTEEN

[…]

1.[…]

2.[…]

3.[…]

4.[…]

5. Each share shall correspond to one vote.

6.[…]

7.[…]

8.[…]

9.[…]

10.[…]

11.[…]

12.[…]

13.[…]

14.[…]

15.[…]

16.[…]

17.[…]

18.[…]

•                                          Amend article fifteen, paragraph 1, subparagraphs a), b),d) and f):

ARTICLE FIFTEEN

[…]

1. The General Meeting of Shareholders is specifically responsible for:

a)    a) Electing the board of the General Meeting of Shareholders, members of the Board of Directors and of the Fiscal Council as well as the Statutory Auditor;

b)    Analyzing the report of the Board of Directors, discussing and voting on the balance sheet, the accounts, the opinion of the Fiscal Council and additional documentation legally required;

c)     […]

d)    Deciding on any alterations to the articles of association and share capital increases, in addition to any limit or suppression of preference rights and the fixing of the parameters for the share capital increases to be decided by the board of directors pursuant to the terms of article 4, numbers 3 and 4;

e)     […]]

f)     Deciding on the authorisation referred to in number one to article nine;

g)     […]

h)    […]

i)      […]

j)     […]

k)    […]

2. […]

•                                          Amend article sixteen, paragraphs 1 and 2:

ARTICLE SIXTEEN

[…]

1. The board of the General Meeting of Shareholders shall comprise its respective chairman and a secretary.

2. The General Meeting of Shareholders shall be convened and directed by the chairman of the board thereof or, in the event of his absence or inability to be present, by the secretary which shall invite a shareholder to serve as his secretary.

3. […]

4. […].

•                                          Amend article seventeen by changing its sole paragraph:

ARTICLE SEVENTEEN

[…]

The General Meeting of Shareholders shall meet, at least once a year and whenever it shall be called by the Chairman of the Board of Directors, by the Fiscal Council or by shareholders representing at least two percent of the share capital.

•                                          Amend article eighteen, paragraphs 1 and 3:

ARTICLE EIGHTEEN

[…]

1. The Board of Directors is composed by a minimum of nine and a maximum of eleven members.

2. […]

3. The chairman of the board of directors shall be chosen at the General Meeting of Shareholders in accordance with the terms of these articles of association. If the General Meeting of Shareholders does not elect or, having elected, the chairman of the board ends the mandate before the end of the period for which he was elected or appointed the members of the board of directors shall appoint the respective chairman.

•                                          Amend article twenty, by changing its title, its paragraphs 1 and 2, introducing a new paragraph 3 and renumbering the following paragraphs, changing new paragraphs 4 and 8 and introducing new paragraphs 9 to 13:

ARTICLE TWENTY

Delegation of Powers

1.                  The board of directors may delegate the running of the company’s day to day affairs to an executive committee comprising up to three members.

2.                  Executive committee members shall be chosen by the board of directors from among its members.

3.                  The board of directors may, as an alternative to the foregoing paragraphs, delegate the running of the company’s day to day affairs in one or more delegate directors pursuant to number three to article four hundred and seven of the Commercial Companies Code.

4.                   The board of directors shall define, as applicable, the executive committee’s or delegate directors’ responsibilities in respect of the day to day running of the company’s affairs and shall delegate, when necessary, all of the competencies whose inclusion is not prohibited under the terms of article four hundred and seven of the Commercial Companies Code.

5.                  The Chairman of the Executive Committee shall:

a)             Ensure that all the information regarding the activity and the resolutions of the Executive Committee is provided to the other members of the Board of Directors;

b)             Ensure the compliance with the limits on delegation, the Company’s strategy, and the duties of cooperation with the Chairman of the Board of Directors.

6.                 The executive committee shall, in principle, operate in conformity with the regulations defined in articles twenty one, twenty two, twenty three and twenty four of the articles of association for the board of directors, without prejudice to the adaptations which the board of directors may decide to make in respect of such operation.

7.                  The board of directors may authorise the executive committee to charge one or more of its members to deal with certain tasks and delegate the performance of several of the powers which have been delegated to it to one or more of its members.

8.                  The resolutions of the Executive Committee shall be taken by majority of the expressed votes and the Chairman shall have a casting vote.

9.                  The delegation of powers in certain members of the board of directors and/or the creation of an executive committee do not exclude other board members or the board of directors from having competence with respect to the delegated powers. The board of directors may approve resolutions on the same matters.

10.           If the board of directors appoints delegate directors it shall create, in the same board meeting that appoints them, one or more committees for permanently monitoring the delegated matters (“Monitoring Committee”).

11.           The creation of a Monitoring Committee shall be mandatory whenever the company appoints delegate directors.

12.           Each Monitoring Committee shall be composed by the delegate directors appointed by the board of directors and by at least two non executive members of the board of directors.

13.           The Monitoring Committee shall be responsible for:

a) Monitoring the company’s day to day affairs in the matters subject to delegation;

b) Liaison of the activity of the delegate directors with the board of directors and the fiscal council in order to ensure that the members of these corporate bodies receive all information regarding the activity of the delegate directors;

c) Ensure compliance with the delegation limits, the company’s strategy and the duties to cooperate with the board of directors.

•                                Amend article twenty three, paragraph 2:

ARTICLE TWENTY THREE

[…]

1. […]

2.                            In the event of the Chairman’s absence or impairment and under the terms permitted by law, the Chairman shall be replaced by the member of the Board of Directors indicated by him for the purpose in question [or, in the absence of indication, by the member of the board of directors who has been acting in such capacity longer].

•                                Amend article twenty four, paragraph 1:

ARTICLE TWENTY FOUR

[…]

1. The Board of Directors schedules its ordinary meetings dates or its frequency, which shall be, at least, once every three months of each year, and shall meet in extraordinary sessions whenever convened by its Chairman, two Directors, or the Fiscal Council.

2. […]

3. […]

4. […]

•                                Amend article twenty six, paragraph 1, subparagraph a), delete subparagraph b) and consequently renumber paragraph c):

ARTICLE TWENTY SIX

[…]

1.                            The company shall be bound:

a) By the signatures of two members of the board of directors, one of whom shall be the chairman of the board of directors, chairman of the executive committee or one of the delegate directors;

b) By the signature of the appointed proxies, subject to the scope and in accordance with the terms of the corresponding mandate.

2.                            […]

3.                            […]

4.                            […]

•                                Amend the title of section IV of chapter III:

SECTION IV

FISCAL COUNCIL

•                                Amend article twenty seven, paragraphs 1, 2 and 3 and delete paragraph 4:

ARTICLE TWENTY SEVEN

[…]

1.                            A Fiscal Council, consisting of three effective members, one of them being its Chairman, and an alternate member, all elected at the General Meeting of Shareholders, is responsible for the supervision of Company’s activity.

2.                            The Chairman of the Fiscal Council will be elected at the General Meeting of Shareholders pursuant to these Articles of Association.

3.                            The members of the Fiscal Council shall comply with the requirements on incompatibilities, independence and expertise arising from the law and regulations as well as from other relevant binding market rules.

•                                Amend article twenty eight, paragraph 1, sub paragraph h) and paragraph 2:

ARTICLE TWENTY EIGHT

[…]

1.                            In addition to the competencies established in law and in other provisions of this Articles of Association, the Fiscal Council has the following competencies:

a)                  […];

b)                  […];

c)                   […];

d)                  […];

e)                   […];

f)                    […];

g)                   […];

h)                  To resolve any disagreements between the board of directors and the Independent Auditors referred to in the previous paragraph, with respect to financial information to be included in the financial statements to be reported to the competent authorities as well as with respect to the audit report process;

i)                      […];

j)                     […].

2.                          The Independent Auditors referred in the previous number shall report to and be subject to the direct and exclusive oversight of the Fiscal Council, who shall annually obtain and review an audit report with the Independent Auditors.

•                                Amend article twenty nine, paragraphs 1 to 5:

ARTICLE TWENTY NINE

[…]

1.                          The Fiscal Council shall schedule its meetings, at least, once every three months of each financial year, at the time and place determined by its Chairman, without prejudice of additional meetings being convened by the Chairman or at request of the majority of its members.

2.                          The Fiscal Council shall not meet without the attendance of the majority of its members, provided that the Chairman may, in cases of recognized urgency or justified impossibility, permit such meeting without the attendance of such majority if it is assured by vote, by correspondence or by proxy, according to the terms established in the following numbered paragraph.

3.                          Voting rights can be exercised by correspondence or proxy, provided however each member does not act on behalf of more than one Fiscal Council member.

4.                          The resolutions of the Fiscal Council shall be adopted by the majority of votes cast and its Chairman has a casting vote.

5.                          The resolutions adopted during the Fiscal Council’s meetings, as well as its members’ voting statements shall be recorded in minutes prepared for such purpose, which shall be signed by all members of the Fiscal Council participating in the meetings, all having the prerogative of summarizing their interventions to be mentioned in such minutes.

•                                Delete article thirty and consequently renumber the following articles:

ARTICLE THIRTY

Financial Resources

[Deleted]

•                                Renumber article thirty one and amend its paragraph 1:

ARTICLE THIRTY (after renumbering)

[…]

1. A statutory auditor or a statutory audit company, which may have a substitute, appointed at the General Meeting of Shareholders pursuant to proposal from the Fiscal Council, is responsible for the examining the Company’s accounts.

2. […].

•                       Renumber article thirty two:

ARTICLE THIRTY ONE (after renumbering)

[…]

1. […]

2. […]

•                       Renumber article thirty three:

ARTICLE THIRTY TWO (after renumbering)

[…]

1. […]

2. […]

•                       Renumber article thirty four:

ARTICLE THIRTY THREE (after renumbering)

[…]

1. […]

2. […]

•                       Delete article thirty five:

ARTICLE THIRTY FIVE

Resolutions of the Board of Directors

[Deleted]

The following annexes are attached to this proposal:

Annex I — Comparative version of the Articles of Association highlighting the proposed amendments;

Annex II — Clean version of the Articles of Association including the proposed amendments.

Lisbon, 30 April 2015

The Shareholders,

Novo Banco, S.A.

Francisco Ravara Cary	Jorge Freire Cardoso

RS Holding, SGPS, S.A.

Nuno Vasconcellos

Grupo Visabeira, SGPS, S.A.

João Manuel Pisco de Castro

Annual General Meeting of Shareholders of Portugal Telecom, SGPS S.A.

May 29, 2015

Proposal regarding Item Seven of the Agenda

Election of the members of the corporate bodies and of the Remuneration Committee for the three-year period 2015-2017

Considering the end of the mandate of the corporate bodies and the legal norms and recommendations regarding corporate governance applicable to Portugal Telecom, SGPS S.A. (“Company”), the new composition of the corporate bodies must be presented, in accordance with the following proposed terms, which are subject to the condition precedent of approval of the shareholders’ proposal presented pursuant to Item Six of the Agenda:

Board of the General Meeting

Chairman: João Vieira de Almeida

Secretary: Sofia Barata

Board of Directors

Chairman: Luís Maria Viana Palha da Silva

Members:

Francisco Ravara Cary

João do Passo Vicente Ribeiro

João Manuel Pisco de Castro

Jorge Freire Cardoso

José Mauro Mettrau Carneiro da Cunha

Milton Almicar Silva Vargas

Nuno Rocha dos Santos de Almeida e Vasconcellos

Pedro Zañartu Gubert Morais Leitão

Rafael Luís Mora Funes

Ricardo Malavazi Martins

Fiscal Council

Chairman: José Maria Rego Ribeiro da Cunha

Members:

Isabel Maria Beja Gonçalves Novo

Pedro Miguel Ribeiro de Almeida Fontes Falcão

Remuneration Committee

Álvaro Pinto Correia

António Gomes Mota

Francisco Lacerda

The curriculum vitae of each of the abovementioned persons is attached to the present proposal, including the information required pursuant to article 289, paragraph 1, sub-paragraph d of the Portuguese Companies Code.

Lisbon, May 7, 2015

The Shareholders,

Grupo Visabeira, SGPS, S.A.

Novo Banco, S.A.

Oi, S.A.

RS Holding

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

May 29, 2015

PROPOSAL OF THE FISCAL COUNCIL

ITEM EIGHT OF THE AGENDA

(Resolve on the appointment of the effective and alternate Statutory Auditor for the three-year period 2015-2017)

Considering that:

• Pursuant to article 446 of the Commercial Companies Code and article 31 of the Articles of Association of Portugal Telecom, SGPS S.A. (“Company”), a statutory auditor or a statutory audit company, which may have an alternate statutory auditor, appointed at the General Meeting of Shareholders, pursuant to proposal from the Fiscal Council, is responsible for the examining the Company’s accounts;

• Assuming that the proposal of Shareholders Novo Banco, R.S. HOLDING — NIVALIS, Oi and Visabeira, presented according to Item Seven of the Agenda is approved, the members of the Fiscal Council elected pursuant to said Item of the Agenda shall present to the General Meeting of Shareholders a proposal for the election of the Statutory Auditor of the Company for the three-year period 2015-2017;

• In this context, the candidates to membership of the Company’s Fiscal Council identified in said proposal have decided, at the request of the Board of Directors, to present to the shareholders a proposal in order to ensure that the election of the Company’s Statutory Auditor is made in compliance with the legal requirements;

The signatories hereby present, subject to the condition precedent of approval of the proposal of Shareholders Novo Banco, R.S. HOLDING — NIVALIS, Oi and Visabeira presented according to Item Seven of the Agenda of this General Meeting of Shareholders, the following resolution for approval in this General

Meeting of Shareholders:

1)             To elect as Statutory Auditor for the three-year period 2015-2017, pursuant to article 446 of the Commercial Companies Code and article 31 of the Company’s Articles of Association:

Effective Statutory Auditor:

BDO & Associados — SROC, Lda.

Address: Avenida da República, 50 — 10th, 1069-211 LISBOA

Tax Payer no.: 501 340 467

Identification Number with the Bar Association of Statutory Auditors: 29

Identification number with the Portuguese Securities Commission: 1122

Duly represented by Statutory Auditor Rui Carlos Lourenço Helena

Address: Rua Pedro Álvares Cabral, no. 47, Apartment 208

2775-615  Carcavelos

Civil Status: Married

Id card no.:7694047 0ZZ2

Place of birth: Lisboa

Taxpayer no.: 189 816 333

Identification Number with the Bar Association of Statutory Auditors: 923

Alternate Statutory Auditor: Pedro Manuel Aleixo Dias

Address: Rua Vera Lagoa, no. 10, 11th A - 1600-028  LISBOA

Civil Status: Married

Taxpayer no.: 135 248 612

Identification Number with the Bar Association of Statutory Auditors: 725

Lisbon, May 7, 2015

The candidates to membership of the Fiscal Council,

Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA

Whereas:

1.                          Under Law no. 28/2009 of 19 June 2009 (“Law on Remunerations”) and Decree no. 225/2008, of 20 November 2008, the management body or the remuneration committee, when there is one, of companies with securities admitted to trading on a regulated market (“Listed Companies”) shall annually submit a statement on the remuneration policy of the members of the management and supervisory bodies to the approval of the General Meeting (“Statement on the Remuneration Policy”);

2.                          In its turn, nos. 69 to 76 of section D. III of the “Model Report of the Corporate Governance” as approved in an annex to CMVM Regulation no. 4/2013 (“CMVM Corporate Governance Code”) state the incorporation, in the Report of the Corporate Governance adopted by the Listed Companies, of the Statement on the Remuneration Policy as well as a set of additional information regarding, namely, the structure of the remuneration and its alignment with the companies’ long-term interests, the evaluation of the performance and the discouragement of an excessive risk-taking, the relationship between the performance evaluation and the variable remuneration component, the deferment of payment of the variable component, among other aspects.

3.                          In case of approval of the proposed amendments to the Report of the Corporate Governance, PT SGPS will have a Board of Directors and a Audit Committee;

The present Statement on the Remuneration Policy is hereby submitted to the General Meeting of shareholders taking place on the 29th of May, 2015, which, if approved, shall be applicable to the members of administration and supervision corporate bodies during the 2015-2017 term of office, and which includes the following models drawn up and implemented in line with the best national and international practices.

I.                            Remuneration policy of non-executive Directors, including the members of the Audit Committee:

The remuneration of non-executive members of the Board of Directorsand of the members of the Audit Committee is determined on the basis of a rigid model which consists of an annual fixed remuneration, as established by the Compensation Committee (to be paid 14 times/year), without attendance tickets. Such remuneration shall be aligned with the average remuneration earned by non-executive directors of PSI-20 companies.

This fixed remuneration takes into account the fact that some Directors also perform functions in certain delegated internal committees assisting the Board of Directors in its functions, as well as the performance of own powers not subject to delegation.

In particular, the president of any internal committee of the Board (who does not cumulate the position of Chairman of the Board of Directors or of the Executive Committee, should it exists) as well as the members who are part of one or more internal committee shall receive a supplement corresponding to twice the remuneration of a Member.

For the 2015-2017 term of office, the current amounts to pe paid to non-executive Members of Board of Directors shall be maintained.

The Members of the Audit Committee shall receive an amount equal to that of the non-executive Members of Board of Directors.

This remuneration policy is structured in order to allow an alignment with the interests of the Company and a remuneration level which promotes an suitable performance. No variable remuneration component is stated with regard to the non-executive Members of Board of Directors or the Members of the Audit Committee.

II.                       Remuneration policy of executive Directors:

The remuneration of executive Directors takes into account the short-and medium-term performance of PT SGPS, as well as referential examples from comparable companies in the sector in Europe.

The amounts earned by the members of the Executive Committee or by the Directors to whom management functions have been delegated remunerate their function performance in PT SGPS and in its 100% held subsidiaries during each financial year.

The remuneration of executive Directors is composed of a fixed component and a variable component as described hereinafter.

a.                          Fixed Component

For the 2015-2017 term of office it is proposed that the amount of each Executive Director’s remuneration fixed component does not exceed 75% of the remuneration fixed component applied to the same function during the previous term of office.

b.                          Variable Component

For the 2015-2017 term of office the variable remuneration component of the executive members of the Board of Directors shall continue aligned with the positive performance of the Company and the fulfilment of its medium and long-term goals.

The variable remuneration component may amount to 100% of the fixed remuneration should a 100% of the defined goals be achieved. If this is the case, it should be maintained the previous practice of deferring the payment of 50% of the remuneration for a three year period, depending on the fulfilment of the above mentioned goals as explained infra.

Thereby, the variable remuneration component policy at PT SGPS is governed by the following principles aiming to ensure a clear alignment between executive Directors’ interests and the Company’s interests:

•                      Pursuing and achieving goals through the quality, work capacity, dedication and business know-how;

•                      A PT SGPS’ incentive and compensation policy allowing to capture, motivate and retain the “best professionals” within the market as well as the executive team stability;

•                      Implementing a professionalised management approach based upon the definition and control of the pursuance of ambitious (although achievable) and measurable goals on a short- and medium-long-term basis, thus considering the evolution on the performance of the Company and of the Group;

2

•                      Developing a market-oriented culture in line with its best practices, measured to the extent possible by a comparison of the Company’s performance towards its goals vis-à-vis a benchmarking of its (national and international) reference market;

•                      Pursuing a high standard in the Company’s management, through a set of entrepreneurial reference practices allowing the Company’s business sustainability. For this purpose, a management philosophy with economic, environmental and social dimensions is being implemented.

Currently, there is neither share allotment nor stock option plans in force in the Company.

Properly, the variable component to be allocated for the performance of the year shall be determined by a percentage of the annual fixed remuneration calculated on the basis of a weighted average of the level of achievement of a set of indicators connected to the performance and sustainability of the Company, provided that at least 85% of the goals established for each such indicator must be achieved.

The performance evaluation is made taking into account the evolution of the following indicators:

•                      The growth of OI’s value (Total Shareholder Return of OI);

•                      The achievement of the recovering plan of the Rio Forte’s dept;

In each year of the current term of office, only 50% of the variable remuneration determined in the relevant year will be paid in cash by the Company, and the payment of the remaining 50% will be deferred for a three-year period.

The payment of such variable remuneration to each member of the Executive Committee will be subject to the condition of the Company’s positive performance — deemed as such by the Evaluation Committee — during the deferment period.

In verifying the Company’s positive performance during the relevant period, the Evaluation Committee shall take into account any indicators as eventually defined, the financial sustainability, the economic context of the Company, as well as of the sector where it is inserted, apart from exceptional factors out of the management’s control that might affect the performance of the Company.

In the event the executive Director terminates his office, for any reason other than a due cause dismissal, the payment of the variable remuneration amounts determined and deferred will only be made at the time of termination of the management relationship, if up to that date there is sufficient and sustained evidence that the Company’s performance will be predictably positive within the remaining period, in such a way that, most probably, it would allow the payment of the said deferred component.

After the determination of the variable component according to such methodology, the Compensation Committee may increase or reduce in no more than 10% the variable component of the executive Directors under proposal of the Board of Directors.

c.                           Alignment of Directors’ interests with Company’s interests

As results from all the above, the variable remuneration of PT SGPS’ executive Directors is subject to their performance, as well as to the sustainability and ability to achieve certain strategic goals of the Group.

The current remuneration policy further allowsfor a reasonable overall balance between the fixed and variable components and the deferment of a significant portion of the variable remuneration,

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as its payment is subject to not affecting the Company’s positive performance throughout that period as described above.

Thus being envisaged to contribute to: (i) optimise the long-term performance and discourage excessive risk undertaking; (ii) pursue the Group’s strategic goals and compliance with the rules applicable to its business; and (iii) align management interests with the Company’s and its Shareholders’ interests.

Also for the purpose of strengthening the component of the performance evaluation of the Directors, unless otherwise agreed or resolved by the Compensation Committee, the Company and its Directors should act in accordance with the following principles:

1)                         The Directors shall not enter into agreements either with the Company or with any third party that might result in mitigating the risk inherent to the variability of their remuneration as fixed by the Company;

2)                         An unsuitable performance may affect the level of compliance with the above mentioned goals, and consequently the variable remuneration in terms of individual and joint evaluation;

3)                         In the event of removal or agreed termination of the management relationship, no compensation will be paid to the Directors if the same is confirmedly due to their unsuitable performance.

d.                          Payments related to removal or agreed termination of director functions

The Company has no defined general policy on payments related to removal or agreed termination of director functions.

However, on a case-by-case basis, taking into account the circumstances of each termination, the Company has fixed the compensation amounts due to the directors leaving their office as per information disclosed on the Corporate Governance Report.

III. Remuneration policy of the Chartered Accountant:

The Company’s Chartered Accountant is remunerated in accordance with the usual remuneration practices and conditions for similar services, receiving in 2014 a remuneration in line with the amount detailed in Chapter V of the Annual Corporate Governance Report of PT SGPS concerning 2013, further to its services’ agreement and the proposal of the Company’s Audit Committee.

Lisbon, 7 May 2015

The Compensation Committee of PT SGPS

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Annual General Meeting of Shareholders of Portugal Telecom, SGPS S.A.

May 29, 2015

Proposal regarding Item Ten of the Agenda

To deliberate on the creation of an ad hoc committee to determine the remuneration of the members of the Compensation Committee

The signatories hereby propose, subject to the condition precedent of approval of the proposal of Shareholders Novo Banco, R.S. HOLDING — NIVALIS, Oi and Visabeira, presented according to Item Seven of the Agenda of this General Meeting of Shareholders, the following resolution for approval in this General Meeting of Shareholders:

The creation of an ad hoc committee to determine the remuneration of the members of the Compensation Committee. The ad hoc Committee shall be composed by the following members:

André Magalhães Luiz Gomes

Bernardo Miguel Carrilho da Silva Malha

Gonçalo Faria de Carvalho

Paulo Alexandre Ramos Vasconcelos

Lisbon, May 14, 2015

The Shareholders,

Novo Banco, S.A.

RS Holding — Nivalis

Grupo Visabeira, SGPS, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.